Exhibit 99.1

IAMGOLD Sells Position in Galane Gold

TORONTO, March 16, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that it has sold all 21,875,000 common shares of Galane Gold Ltd. ("Galane") (TSX-V: GG) held pursuant to that agreement by which Galane, indirectly, acquired ownership of the Mupane gold mine in Botswana, Africa from the Company, as originally announced by the Company on August 31, 2011. The Company no longer holds any common shares of, or warrants to purchase common shares of, Galane and thus holds a 0% interest in Galane's outstanding common shares.

IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of Galane.

In accordance with National Instrument 62-103 and Section 102.1 of the Securities Act (Ontario), IAMGOLD has issued this news release and is concurrently filing an early warning report on Galane's SEDAR profile at www.sedar.com.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

For further information :
IAMGOLD has filed an early warning report on Galane Gold Ltd's. SEDAR profile at www.sedar.com.  A copy of the report may be obtained by contacting Laura Young at 416 933 4952.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403 5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 16-MAR-16